Woodside Petroleum Ltd.
GPO Box D188
Perth, Western Australia 6000
October 11, 2006
By EDGAR Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Michael Pressman, Esq.

Re:	Energy Partners, Ltd. DFAN14A filed by ATS Inc. and Woodside Petroleum Ltd. on September 28, 2006
Dear Mr. Pressman:
In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letter dated October 3, 2006, ATS Inc., Woodside Petroleum Ltd. and Woodside Finance Limited (the “Companies”) hereby acknowledge that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATS INC.

By:	/s/ Jeff Soine
Jeff Soine
Secretary

WOODSIDE PETROLEUM LTD.

By:	/s/ Robert Cole

Robert Cole
General Counsel

WOODSIDE FINANCE LIMITED

By:	/s/ Robert Cole

Robert Cole
Director